Siteworks Building & Development Co.
2534 N Miami Ave
Miami, FL 33140

June 27, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Reference: Siteworks Building & Development Co. (the "Company") filing on
     Form 10-SB - Commission File Number 000-29521

Gentlemen:

The Company hereby requests that the above referenced filing on Form 10-SB be withdrawn, effective immediately.

If you have any questions on this matter, please C. Michael Nurse at (305) 573-9339.

Very truly yours,

SITEWORKS BUILDING & DEVELOPMENT CO.

by/s/C. Michael Nurse
C. Michael Nurse
President